Exhibit 5.1

August 31, 2017

Canadian Imperial Bank of Commerce Commerce Court Toronto, ON M5L 1A2	Reference: 2105/903

Re:                             Canadian Imperial Bank of Commerce
Registration for Resale of up to 791,814 Common Shares

Dear Sirs/Mesdames:

We have acted as Canadian counsel to Canadian Imperial Bank of Commerce (“CIBC”) in connection with the registration for resale under the United States Securities Act of 1933, as amended (the “Act”), of up to 791,814 common shares of CIBC (the “Common Shares”) pursuant to the registration statement on Form F-3, as amended or supplemented, (the “Registration Statement”) to be filed by CIBC on or about August 31, 2017 with the United States Securities and Exchange Commission (the “SEC”), as set out in the Registration Statement.

The Common Shares have been or may be issued in connection with the transaction contemplated by a purchase and sale agreement among CIBC, Atlantic Trust Group, LLC, the Matterhorn Delaware Directed Trust and Geneva Holding Company of Chicago, LLC, dated July 7, 2017, as described in the Registration Statement.

For the purposes of our opinion below, we have considered such questions of law and have examined, and are familiar with, and have relied as to factual matters solely upon, copies of the resolutions of board of directors of CIBC and regulatory approvals, and such other documents as we have considered necessary to give the opinions expressed herein. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to authentic originals of all documents submitted to us as certified, notarized, conformed or electronically transmitted copies, the authenticity of the originals of such certified, notarized, conformed or electronically transmitted copies and that all individuals who executed documents reviewed by us had the requisite legal capacity.

The opinion contained herein is limited to matters governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Such opinions are expressed with respect to the laws of the Province of Ontario in effect on the date of this opinion and we do not accept any responsibility to take into account or inform the addressees, or any other person authorized to rely on this opinion, of any changes in law, facts or other developments subsequent to this date that do or may affect the opinions we express, nor do we have any obligation to advise you of any other change in any matter addressed in this opinion or to consider whether it would be appropriate for any other person other than the addressees to rely on our opinion.

Based on and subject to the foregoing, we are of the opinion that:

(a)         the 214,344 Common Shares representing the balance of the Closing Date Shares (as defined in the Registration Statement) issued on the date hereof and delivered against full payment therefor, have been validly issued as fully paid and non-assessable; and

(b)         the 577,470 Common Shares, representing the Earn-out Shares (as defined in the Registration Statement), have been duly authorized and, when issued against full payment therefor, will be validly issued as fully paid and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement with the SEC and to the reference to this firm under the headings “Limitations on Enforcement of U.S. Laws Against CIBC, Its Management and Others” and “Legal Matters” in the prospectus contained in the Registration Statement. In giving such consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Act, or the rules and regulations promulgated thereunder.

Yours truly,

/s/ Blake, Cassels & Graydon LLP

Blake, Cassels & Graydon LLP